Exhibit 3.1

CERTIFICATE OF DESIGNATIONS ESTABLISHING

THE DESIGNATIONS, POWERS, PREFERENCES, LIMITATIONS, RESTRICTIONS, AND RELATIVE RIGHTS OF SERIES A PREFERRED STOCK

OF CMS BANCORP, INC.

CMS Bancorp, Inc., a Delaware corporation (the “Corporation”), certifies that pursuant to the authority vested in the Board of Directors of the Corporation (the “Board of Directors”) by its Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and in accordance with the provisions of Section 151(g) of the Delaware General Corporation Law (the “DGCL”), the Board of Directors duly approved and adopted the following resolution establishing and designating a series of shares of capital stock and fixing and determining the relative rights and preferences thereof, which resolution remains in full force and effect as of the date hereof:

RESOLVED, that pursuant to the powers expressly delegated to the Board of Directors by ARTICLE IV Section 2(a) of the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) and pursuant to Section 151(g) of the DGCL, the Board of Directors of the Corporation hereby establishes and designates the following series of preferred stock and fixes and determines the relative rights and preferences thereof as follows:

Section 1. Qualifying Tier 1 Capital. The shares of the authorized preferred stock designated herein are intended to meet the requirements for Tier 1 capital, as defined in the rules and regulations of the Board of Governors of the Federal Reserve System (the “FRB”), 12 C.F.R. Part 225, Appendix A, and any applicable regulatory body. Therefore, all inconsistent terms and conditions are void.

Section 2. Designation. There shall be established a series of preferred stock which shall consist of 1,500 shares of the authorized preferred stock, par value $0.01 per share, and shall be designated “Series A Noncumulative Perpetual Preferred Stock” (the “Series A Preferred Stock”), and which shall have the rights and preferences set forth below. The issuance price of the Series A Preferred Stock shall be $1,000.00 per share (the “Original Purchase Price”).

Section 3. Ranking. The Series A Preferred Stock shall rank, with respect to rights on dividends, distributions, liquidation, dissolution and winding up, senior to all classes of the Corporation’s common stock, $0.01 par value per share (“Common Stock”), and junior to all the Corporation’s indebtedness and other non-equity claims on the Corporation.

Section 4. Dividends.

(a) Dividends when and if declared by the Board of Directors of the Corporation, will be paid semi-annually in arrears on June 30 and December 31 of each year at the rate of six percent (6%) per annum. Dividends will be paid on a pro rata basis based upon a 360 day year from the date of issuance of the Series A Preferred Stock.

(b) Dividends will be discretionary and noncumulative.

Section 5. Liquidation, Dissolution, or Winding Up. Upon liquidation, dissolution, or winding up of the Corporation, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to holders of the Corporation’s capital stock of all classes, before any sums shall be paid or any assets distributed among the holders of the Common Stock, an amount of $1,000 per share, together with any declared but unpaid dividends thereon (the “Liquidation Preference”). If the assets of the Corporation shall be insufficient to permit the payment in full of the Liquidation Preference to the holders of the Series A Preferred Stock, then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of the Series A Preferred Stock.

Section 6. Voting Rights. The holders of shares of Series A Preferred Stock shall have no voting power on or any right to participate in any proceedings in which actions shall be taken by the Corporation or the stockholders thereof or be entitled to notification as to any meeting of the Board of Directors or the stockholders.

Section 7. Conversion Rights. The holders of the Series A Preferred Stock shall not have any conversion rights.

Section 8. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof.

Section 9. Optional Redemption.

(a) If (i) the Termination Date, as defined by the Merger Agreement (defined below), is extended beyond December 31, 2013, such new, extended Termination Date referred to herein as the “New Termination Date”, (ii) the Merger Agreement is terminated without consummation of the merger contemplated thereby or (iii) a Change in Control Event, as defined below, occurs, then at any time after the New Termination Date or termination of the Merger Agreement or on or after the date of the Change in Control Event, the Corporation may, at its sole option, upon receipt of necessary approvals, to include approvals of the FRB and any applicable regulatory body, redeem all (or less than all) of the outstanding shares of Series A Preferred Stock. Any redemption payment made pursuant to this Section shall be paid in cash and shall be made ratably among the holders of Series A Preferred Stock. The redemption price for each share of Series A Preferred Stock subject to redemption pursuant to this Section shall be an amount equal to the Liquidation Preference. For purposes of this Section 9(a), (x) the term “Merger Agreement” shall mean that certain Agreement and Plan of Merger, dated as of August 10, 2012, by and between CMS Bancorp, Inc. and Customers Bancorp, Inc., as amended from time to time and (y) a “Change in Control Event”, shall mean, the first to occur of (i) a consolidation or merger of the Corporation with or into any person other than Customers Bancorp, Inc. or any other person consolidates or merges with or into the Corporation and, in either case, immediately after the consummation thereof persons beneficially owning, directly or indirectly, 100% of the Common Stock of the Corporation immediately prior to such consummation will not beneficially own, directly or indirectly, Common Stock representing a majority of the total Common Stock of the resulting survivor of such consolidation or merger, (ii) a sale, transfer, lease or conveyance of all or substantially all of the property and assets of the Corporation to any person other than Customers Bancorp, Inc., or (iii) an event or series of events as a result of which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) other than Customers Bancorp, Inc. is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the 1934 Act) directly or indirectly, of Common Stock representing more than 50% of the total outstanding Common Stock of the Corporation.

(b) No more than thirty (30) days after the Corporation’s election to redeem the Series A Preferred Stock in accordance with this Section 9 and before redeeming any shares of Series A Preferred Stock, the Corporation shall provide each holder of Series A Preferred Stock to be redeemed, notice of such election, at least two (2) business days but no more than sixty (60) days before the date specified for redemption. Such notice shall set forth the redemption price and the date on which the redemption is to take place (“Corporation Redemption Date”). The Corporation shall pay or cause to be paid the redemption price in cash on the Corporation Redemption Date for each share of Series A Preferred Stock being redeemed on presentation and surrender of the certificates for the shares of Series A Preferred Stock so called for redemption at the registered office of the Corporation or at such other place or places as may be specified in such notice, and the certificates for such shares of Series A Preferred Stock shall thereupon be cancelled, and the shares of Series A Preferred Stock represented thereby shall thereupon be redeemed.

This Certificate of Designations, which will constitute an amendment to the Corporation’s Certificate of Incorporation, shall be effective upon filing by the Secretary of State of the State of Delaware.

Dated this 21st day of May, 2013.

CMS BANCORP, INC.

By:	/s/ John E. Ritacco
John E. Ritacco
President and Chief Executive Officer

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